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doc id	US4224133
our ref	PLM
client-matter no.	174008-0001

November 9, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Margaret Schwartz, Celeste Murphy, Gary Newberry and Kevin Kuhar,

Office of Life Sciences

Re:	Clever Leaves Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 11, 2020
File No. 333-241707

Dear Ms. Schwartz, Ms. Murphy, Mr. Newberry and Mr. Kuhar:

On behalf of our client, Clever Leaves Holdings Inc. (the Company or Holdco), we hereby file with the Securities and Exchange Commission (the Commission) Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the Amended Registration Statement) relating to up to (i) 29,692,768 common shares without par value (common shares), (ii) 2,102,065 non-voting common shares without par value (non-voting common shares), (iii) 2,102,065 common shares issuable upon the conversion of the non-voting common shares, (iv) 1,000,000 common shares issuable upon the exercise of options, (v) 18,150,000 warrants to acquire common shares, and (vi) 18,150,000 common shares issuable upon the exercise of the warrants of Holdco to be issued in connection with the proposed business combination (the Business Combination) contemplated by the Amended and Restated Business Combination Agreement, dated as of November 9, 2020 (the Business Combination Agreement), by and among Clever Leaves International Inc. (Clever Leaves), Schultze Special Purpose Acquisition Corp. (SAMA), Holdco and Novel Merger Sub Inc.

The Amended Registration Statement is marked to show changes made to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the Registration Statement), which was filed with the Commission on September 11, 2020.

The changes reflected in the Amended Registration Statement include, among others, those made in response to the comments of the staff (the Staff) of the Commission set forth in the Staff’s letter, dated September 24, 2020 (the Comment Letter).

The Freshfields Bruckhaus Deringer US LLP partners include members of the Bars of the State of New York and the District of Columbia, Solicitors of the Supreme Court of England and Wales and Rechtsanwälte of Germany

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amended Registration Statement. Capitalized terms used but otherwise defined herein have the meanings set forth in the Amended Registration Statement.

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Estimated Outstanding Share Calculation, page 1

1.	We note your response to our prior comment number 2. In the “Estimated Outstanding Share Calculation” section on page 1, please clarify the assumptions regarding the number of Clever Leaves shares to be exchanged for the cash consideration. Additionally, we note that you registered 38,415,132 shares of common stock, which includes 16,215,132 Holdco common shares issuable in exchange for outstanding shares of SAMA common stock, and that the existing SAMA stockholders receive Holdco common shares on a one-for-one basis. Further, on page 12 it says: “There are currently 16,215,132 shares of SAMA common stock issued and outstanding, consisting of 12,965,132 public shares and 3,250,000 founder shares.” Please reconcile with the SAMA share figures in the Estimated Outstanding Share Calculation section and elsewhere and please be sure to use the most recent share counts for the estimated outstanding share calculation. See for example page 1: “For purposes of this proxy/statement prospectus, we have assumed that the number of Holdco common shares issued and outstanding as of closing will be 32,008,947 shares (the “Outstanding Shares”). This assumes no redemptions by SAMA stockholders, and includes: (i) 12,965,132 Holdco common shares issuable to current SAMA public stockholders pursuant to the Merger, (ii) 1,625,000 Holdco common shares issuable to the Sponsor and the independent directors of SAMA pursuant to the Merger…” which totals 14,590,132 shares. Please also consider whether the following language on page 11 is correct: “the Clever Leaves shareholders will receive an aggregate of up to 32,008,947 Holdco common shares. See ‘Estimated Outstanding Share Calculation.’”

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 8, 11- 14, 47, 226 and 236 of the Amended Registration Statement.

Risk Factors

Risks Related to Ownership of Holdco Securities, page 43

2.	We note your response to our prior comment number 27. On page 47 and elsewhere, please revise the disclosure to clearly describe the exclusive forum provision in your Articles. For instance, please clarify the source of the references to “the exclusive U.S. federal forum provision,” since it is not clear, without additional context, whether this refers to your Articles or a federal statute. Additionally, please clarify that the investor impacts you mention, such as discouraging lawsuits, apply to the exclusive forum provision as a whole, including both the Canadian and U.S. federal jurisdiction components.

In response to the Staff’s comment, the Company has revised the disclosure on pages 50, 231, 232, 252 and 257 of the Amended Registration Statement to clarify that the exclusive U.S. federal forum provision is contained in the form of the Company’s Articles. In addition, the Company has revised the disclosure on page 50 to clarify that the investor impacts, such as discouraging lawsuits, apply to the exclusive forum provision in the form of the Company’s Articles as a whole, including both the exclusive British Columbia forum provision and the exclusive U.S. federal forum provision.

Condensed Consolidated Statements of Cash Flows, page F-37

3.	We note the receipt of $992,000 from other borrowings in the three months ended June 30, 2020. Please revise the footnotes to describe any material terms of these obligations including interest rates, maturity dates, and subordinate features.

The Company respectfully advises the Staff that during the second quarter of 2020 it received loans in the aggregate amount of $992,000 from an unrelated third party on arm’s length terms.  As of June 30, 2020, the principal amount of the loans represented approximately 2.9% of the Company’s total third party indebtedness and approximately 1.1% of the Company’s total assets. Given the size of these loans compared to the Company’s total third party indebtedness and assets, the Company does not believe that these loans, or any interest payable under these loans, are “material” to the Company’s financial statements. Therefore, the Company does not believe that it is necessary to include disclosures describing the terms of these loans in the notes to the Company’s financial statements.

Report of Independent Registered Public Accounting Firm, page F-63

4.	We note the revisions made to the independent auditor’s report provided in response to prior comment 29. As previously requested, please have them revise to also include the opinion as part of the first section of their report as required by PCAOB AS 3101.08(e) and not as the sixth paragraph.

In response to the Staff’s comment, the Company has revised the disclosure on page F-68 of the Amended Registration Statement.

Exhibits and Financial Statement Schedules, page II-2

5.	Please tell us why none of your leases will be filed as exhibits. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

The Company respectfully advises the Staff that it has reviewed its leases and determined that none of the leases are material to the Company.  Therefore, none of the Company’s leases is required to be filed as an exhibit to the Amended Registration Statement pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.  In reaching this conclusion, the Company took into consideration that all of its leases were made in the ordinary course of business, on arm’s length terms, and the termination or non-renewal of any of the leases are not expected to be material to the Company or its business and operations.  The majority of the Company’s greenhouses and other cultivation facilities by square footage are currently located on properties that are owned (rather than leased) by the Company. Although some of the Company’s production facilities are located on leased properties, even if any of the Company’s leases are terminated or not renewed, the Company believes that it will be able to continue and expand its operations by using its owned properties and any expenses incurred in doing so would not have a material effect on the Company’s business or results of operations.  In addition, the Company believes that suitable and comparably priced properties (both for leased office spaces and for its leased cultivation and production sites) are readily available for lease on commercially reasonable terms and at a comparable price within the respective geographic areas of the Company’s operations if the Company needs to move or replace any of its leased offices or facilities.  Therefore, the Company believes that its leases are not “material leases” for purposes of Item 601(b)(10) of Regulation S-K and are therefore not required to be filed as exhibits to its Amended Registration Statement.

6.	We note the forms of the opinions for Dentons Canada LLP, Freshfields Bruckhaus Deringer LLP and Greenberg Traurig LLP have been filed as Exhibits 5.1, 5.2 and 8.1, respectively. Please be sure to file the executed versions of such opinions in a pre-effective amendment. Additionally, please have Dentons Canada LLP revise their opinion to opine on the 18,150,000 warrants being registered under this Registration Statement, not just the common shares underlying such warrants. Please also tell us whether Canadian tax counsel was consulted in connection with this transaction.

The Company respectfully advises the Staff that it will file the executed versions of the opinions of Dentons Canada LLP, Freshfields Bruckhaus Deringer US LLP and Greenberg Traurig LLP in a subsequent pre-effective amendment. In response to the Staff’s comment, the opinion of Dentons Canada LLP has been revised to cover the 18,150,000 warrants being registered under the Amended Registration Statement. The Company has consulted with Dentons Canada LLP as Canadian tax counsel in connection with the Business Combination.

7.	We note that you will file the Employment Agreement with Mr. Detwiler, dated as of August 17, 2017, as Exhibit 10.36. Please file the employment agreements with Messrs. Wilches and Fajardo, your named executive officers, pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. Please also confirm that all management contracts or compensatory plans, contracts or arrangements will be filed with respect to other executive officers to the extent material.

In response to the Staff’s comment, the Company has filed the employment agreements with Messrs. Detwiler, Wilches and Fajardo as Exhibits 10.41 to 10.45 to the Amendment Registration Statement. The Company respectfully advises the Staff that all management contracts, material compensatory plans, contracts or arrangements available as of the date hereof have been filed as exhibits to the Amended Registration Statement. The Company hereby confirms that it will file with the Commission additional management contracts or compensatory plans, contracts or arrangements with respect to other executive officers to the extent material as they become available.

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If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (917) 846-4233 or Pamela.Marcogliese@freshfields.com, or Sebastian Fain at (646) 468-3204 or Sebastian.Fain@freshfields.com.

Sincerely,

/s/ Pamela L. Marcogliese
Pamela L. Marcogliese

cc:	Kyle Detwiler, Chief Executive Officer

(Clever Leaves International Inc.)

Gary M. Julien

(Schultze Special Purpose Acquisition Corp.)

Alan I. Annex, Esq.

Jason T. Simon, Esq.

(Greenberg Traurig, LLP)

Sebastian L. Fain, Esq.,

(Freshfields Bruckhaus Deringer US LLP)

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